  EXHIBIT 17.4

PAUL R. TAYLOR

Former Chairman and Chief Executive Officer, Visium Technologies, Inc.

November 1, 2026

VIA ELECTRONIC MAIL

Board of Directors, Visium Technologies, Inc.
Attention: Mark B. Lucky, Director, Chief Financial Officer and Secretary

With a copy to: Scott Linsky, Esq., Lucosky Brookman LLP, Company counsel

Re: Visium Technologies, Inc. (Commission File No. 000-25753) (the "Company")
Letter Furnished Pursuant to Item 5.02(a)(3) of Form 8-K
Current Report on Form 8-K, date of report October 26, 2026, filed October 30, 2026, SEC Accession No. 0001654954-26-009305

Gentlemen:

I furnish this letter pursuant to Item 5.02(a)(3) of Form 8-K in response to the Company's Current Report on Form 8-K (the "Form 8-K"), a copy of which the Company sent me by email at approximately 5:19 p.m. Eastern Time on October 30, 2026. I do not agree with the statements made by the Company in Item 5.02 in the respects set out below. Item 5.02 refers to Item 8.01 for its description of my Officer's Certificate and of the Chief Financial Officer's determination, and I address that description as well. I ask that the Company file this letter, unaltered, as an exhibit to an amendment to the Form 8-K within two business days after its receipt, as Item 5.02(a)(3) requires.

1. The time my resignation took effect

The Form 8-K states that my letter was "received at 9:38 a.m. Eastern Time." I sent my signed letter of resignation by email at 8:48 a.m. on October 26, 2026, and my letter of October 27, 2026, filed as Exhibit 17.2, records that time. At 9:38 a.m. I transmitted the Officer's Certificate and related materials to Mr. Lucky, Fruci & Associates II, PLLC ("Fruci") and Company counsel, and that transmittal again referred to my resignation. The difference between the two times does not affect any matter in dispute: Mr. Lucky had given no response to the proposed joint determination at either time, and I executed the Officer's Certificate while I was Chief Executive Officer. I recorded the 8:48 a.m. time in my earlier correspondence, including my letter to Fruci of October 29, 2026, and I reserved my position on it there. Because nothing in dispute turns on it, I now withdraw that reservation and do not contest the time stated in the Form 8-K.

2. Exhibit 17.2 is not my corrected letter of resignation

The Form 8-K describes Exhibit 17.2 as my "corrected letter of resignation." The document furnished as Exhibit 17.2 is my covering letter of October 27, 2026, which enclosed the corrected letter. The corrected letter of resignation itself, which I signed on October 27, 2026 and asked the Company to file, has not been filed. A scanned copy of that letter, as signed and delivered, is attached as Exhibit A. I ask that the Company file it, together with this letter, so that the record contains every document I furnished concerning the circumstances of my resignation.

3. The Chief Financial Officer's responses and the Board meeting

The Form 8-K states that, later on October 26, 2026, Mr. Lucky delivered written responses to each proposed determination, with his determination on materiality, and that the Officer's Certificate was executed while the Board's consideration was pending. The facts are these. The proposed joint determination asked Mr. Lucky to state his position in writing by 5:00 p.m. Eastern Time on October 25, 2026. My letter of resignation (Exhibit 17.1) records that in my covering email of October 24, 2026 I invited him to take his time in preparing his answers. That

invitation did not displace the deadline. The written instruction itself provided: "If you need more time on any particular item, say so on that item and respond on the others." He asked for more time on no item, answered none, and said nothing at all. He did not respond by the deadline, and he had not done so when I executed and delivered the Officer's Certificate and when my resignation took effect on October 26, 2026. From my transmittal of the proposed joint determination to Mr. Lucky on October 23, 2026 until the Company sent me the Form 8-K on October 30, 2026, neither Mr. Lucky nor the Company responded to any proposed determination, in writing or orally, in any form. I have not received the responses the Form 8-K describes, or any written determination by him on materiality, at any time. In that period I received only two communications. The first was Mr. Lucky's notice of Good Reason under his Executive Employment Agreement, sent to me on October 26, 2026 from his personal email account, which the Form 8-K describes separately in Item 5.02. The second was the Company's email of October 27, 2026 acknowledging my resignation, which stated that the Board meeting I had called for October 28, 2026 "will not be held." Neither answered any proposed determination. Mr. Lucky's notice, sent at 11:08 a.m., about ninety minutes after my transmittal described below, was in substance his response to the proposed joint determination, and it treats the joint determination only as a grievance. It states that my instruction and covering email "gave me until the Board meeting and invited me to take my time"; the instruction in fact required his responses "by 5pm EST, 10-25-2026, before the Board meeting." It demands, as a condition of cure, that Fruci be "told in writing that I did respond to the proposed joint determination." It contains no answer to any determination. The notice concerns his own salary, insurance and employment, including a claim to eighteen months of Company-paid COBRA premiums. That claim has no plan to attach to. The Company's annual reports state that it had five full-time employees at September 30, 2024 and at October 6, 2025, and two at October 13, 2026 (Forms 10-K for fiscal 2024, 2025 and 2026, Item 1). Federal continuation coverage does not apply to the plan of an employer that normally employed fewer than 20 employees during the preceding calendar year. Virginia's continuation requirement, which applies instead, continues coverage only "under the policy," and the Form 8-K states that the Company's group health plan was terminated in April 2026. Under either regime, continuation coverage ends when the employer ceases to provide any group health plan to any employee, and only an individual covered under the plan on the day before a qualifying event is a qualified beneficiary. I ask that the Company produce the responses it describes, with the transmittal emails showing when, and to whom, they were sent. When the deadline passed without a response, I decided on the morning of October 26, 2026 not to wait for the Board meeting, and I said so in my transmittal of 9:38 a.m. to Mr. Lucky, Fruci and Company counsel. The Form 8-K describes that meeting as pending but does not disclose that the Company cancelled it. It does report that on October 28, 2026, the day of the cancelled meeting and two days after my resignation, the Board, then consisting of Mr. Lucky alone, designated him interim principal executive officer and rescinded the proposed reverse split.

4. The matters in the proposed joint determination

The Form 8-K refers to my proposed joint determination but does not describe it. It was a set of questions from me to Mr. Lucky alone, as between the Company's only two officers, put to him on October 23, 2026, with two addenda on October 24, 2026. Its purpose was to obtain, before the Board met, the Chief Financial Officer's position on findings that were apparent on the face of the Company's own records and public filings. On each, I asked him to state whether he concurred, concurred with comment, or did not concur and why. So that the record is complete, the matters were these:

• Determination 1 (gain on extinguishment of debt). Whether note-by-note support exists for the $725,059 gain recognized in the quarter ended September 30, 2024. The gain rests on a legal opinion dated September 22, 2024; of the 21 notes it lists, one note, of $2,500, was located, and it was not written off and remains outstanding.

• Determination 2 (Series A and Series B). Whether the Series A and Series B Convertible Preferred Stock were validly issued under Fla. Stat. § 607.0602 before their certificates of designation were filed with the Florida Department of State on April 28, 2026.

• Determination 3 (reverse splits). Whether the reverse splits of 2016, 2018 and 2022 were correctly applied to the Series A and Series B, and the treatment of the 20,630,690 potential common shares reported in the 2026 Form 10-K.

• Determination 4 (timing of share issuances). The 500,000,000 and 40,000,000 common shares that the 2026 Form 10-K reports as issued on April 3 and April 6, 2026, which the transfer agent recorded on July 6, 2026, and a difference of 307,435 shares between the Company's records and the transfer agent's ledger.

• Determination 5 (related-party transactions). The 21,623,056 shares issued to Mr. Lucky for accrued salary, and the $338,328 gain on the Series D exchanges with two directors who resigned on April 7, 2026, including the approvals obtained and the Section 16 filings made.

• Determination 6 (Series G). That no shares of Series G Governing Preferred Stock were issued and that the class should be cancelled.

• Determination 7 (Series AA; Addendum No. 1 of October 24, 2026). The designation of the Series AA preferred stock and the issuance of one share to Mr. Lucky in March 2018. In Addendum No. 1 I questioned whether the Series AA had been validly designated. My position now is that the Series AA is valid. The question that remains is what consideration was given for that share, which Mr. Lucky reports was issued to him for services with no price paid.

• Determination 8 (review of the March 31, 2025 quarterly report; Addendum No. 2 of October 24, 2026). Whether Stephano Slack LLC, engaged as the Company's independent accountant on May 6, 2025 and dismissed on June 26, 2025, completed its review of the interim financial statements for the quarter ended March 31, 2025 before the Form 10-Q for that quarter was filed on May 15, 2025, as Regulation S-X, Rule 10-01(d), requires.

The Form 8-K describes the proposed joint determination as covering eight matters; they are the eight determinations above, which were accompanied by a proposed conclusion under Item 4.02. My Officer's Certificate rests on the matters in Determinations 1 to 3. Mr. Lucky did not respond to any of them.

Each determination carried a response box for the Chief Financial Officer, with the choices "I concur," "I concur, with the comment below" and "I do not concur, for the reasons below," and spaces for his initials and the date and time. I completed my own side. On October 24, 2026 I signed my responses to Determinations 1 to 7, in the same form, marking a choice in each box and initialing it with the date and time; Determination 8 concerned a period in which I had no role. Only after his deadline had passed did I transmit the document, comprising my instruction of October 23, 2026, Determinations 1 to 6 and Addenda Nos. 1 and 2 (12 pages), to Fruci and Company counsel, with a copy to Mr. Lucky, at 9:38 a.m. on October 26, 2026. As transmitted, all eight of his boxes were blank, and my covering email recorded that my own responses were signed. My signed responses, with their exhibits and source appendix, are available to the Special Committee and to Fruci through Company counsel. That document is in the possession of the Company, its counsel and Fruci. It is written correspondence that I furnished to the Company concerning the circumstances of my resignation, and I ask that the Company file

it, as delivered, as an exhibit with this letter, as Item 5.02(a)(2) contemplates.

5. My conclusion under Item 4.02(a), and the basis of my position

I executed the Officer's Certificate on October 26, 2026 as Chief Executive Officer and as an authorized officer. Item 4.02(a) is triggered by a conclusion of the board of directors, a committee of the board, or the officer or officers authorized to take such action if board action is not required, and Item 8.01 of the Form 8-K itself recognizes that an authorized officer may reach that conclusion. On October 26, 2026 the Board consisted of Mr. Lucky and me. My conclusion and the documents on which it rests, including my signed responses of October 24, 2026, are contemporaneous with the events, and I have not withdrawn or modified it.

The Company's position rests on the determination of one individual. According to the Form 8-K, since my resignation Mr. Lucky has been at once the Company's sole director, its interim principal executive officer and its Chief Financial Officer, Treasurer and Secretary, so that authority to determine, approve and report on these matters is concentrated in one person, without segregation of duties and without independent oversight by those charged with governance. The Company's 2026 Form 10-K, which he and I each certified, reports as material weaknesses that the Company has no independent directors or independent audit committee and that it lacks "the resources and personnel to implement proper segregation of duties." According to the Form 8-K, he served as Chief Executive Officer and Chief Financial Officer from February 2018 to April 2026, which includes most of the periods covered by my certificate. A determination by the officer responsible for the financial statements under review presents a self-review threat to objectivity, and, where he has a personal interest, a conflict of interest, in fact and in appearance. The Form 8-K itself states that several of the matters in my supplemental statements concern Mr. Lucky and that he will not participate in the Company's evaluation of them. It applies no such limitation to his determination on the matters in my certificate, although the $725,059 gain was recognized while he was Chief Executive Officer and Chief Financial Officer. Whether that determination can be relied upon is a matter for independent evaluation, not for me.

I note three features of the determination as the Form 8-K describes it. First, its conclusion that total liabilities are unchanged is stated as "assuming the liabilities derecognized in fiscal 2019 and fiscal 2025 were properly derecognized, which the Company is further evaluating." The derecognition in fiscal 2025, the $725,059 gain, is itself a basis of my certificate; the determination therefore assumes a point that remains under evaluation. Second, materiality is to be evaluated on qualitative as well as quantitative factors. On the quantitative side, the Form 8-K sets the Item 404 threshold at about $489, which it states is 1% of average total assets; average total assets are therefore about $48,900. Measured against that base, the $725,059 gain is nearly fifteen times average total assets, the $139,818 related-party gain is nearly three times, and the $21,836 of premiums is about 45%. Third, the Form 8-K states that the Chief Financial Officer has not evaluated the matters in my supplemental statements, that the Company has not yet evaluated them other than the bylaws, and that amounts in previously issued financial statements, "including total liabilities and the gain on extinguishment of debt, could be revised or restated." The Form 8-K also records Mr. Lucky's commitment not to approve, as sole director, "any matter in which he has a personal interest," and his Schedule 13D/A filed October 29, 2026 states the same.

6. "The documents themselves"

• The Notice of Correction changed dates only, as the Form 8-K quotes it. The corrections did not change any conclusion, any determination or the time my resignation took effect.

• The one item "withdrawn" was a second, duplicate copy of my Officer's Certificate and Transition Directive. The governing copy remains, as corrected (Notice of Correction, item 8).

• The Form 8-K states that paragraph 3(g) of the certificate was delivered in brackets and that the Notice of Correction's entry for it is incomplete. My signed letter of October 27, 2026, delivered to Mr. Lucky and Company counsel that day and filed by the Company as Exhibit 17.2, states: "The text that appears in square brackets in paragraph 3(g) of my Officer's Certificate dated October 26, 2026 is adopted as part of the certificate, without brackets." It states the same of paragraph 4. Read with that letter, the correction is complete.

7. The description of my Officer's Certificate (Item 8.01)

The Form 8-K describes the two bases of my certificate but omits three of its terms. Paragraph 3(f) states that the qualitative factors are determinative: the Series A and Series B were reported as senior securities with potential dilution of about 20.6 million common shares (the 2026 Form 10-K reports 13,992,340 shares of Series A and 1,327,670 shares of Series B outstanding as of October 13, 2026), 69% to 88% of the common stock outstanding immediately after the reverse splits, for more than ten years, affecting ownership, control, liquidation priority and the arithmetic of the reverse splits. The arithmetic errors are apparent on the face of the Company's reports. The draft certificates of designation the Company presented to me state a stated value of $0.25 per share for each series, provide for conversion of one share of Series A into one share of common stock and one share of Series B into five, and provide that a reverse split does not reduce the number of common shares issuable on conversion. The Company's reports nonetheless multiplied the stated value by reverse-split factors, and did so inconsistently: from 2018 the Series A was carried at a stated value of $750 ($0.25 × 3,000, the 2018 factor alone); the Series B was carried at $375 ($0.25 × 1,500, the 2016 factor alone), with its conversion reduced from one share into five to 300 shares into one; and the 1-for-1,350 split of 2022 was applied to neither. A reverse split of the common stock does not change the stated value of a preferred share, and the preferred share counts were never adjusted. The 2026 Form 10-K nevertheless converts at the original ratios to report 20,630,690 potential common shares. These errors exist whether or not the Series A and Series B were validly issued. Compounded across ten years of reports, they had four effects. First, the stated value, and any liquidation preference measured by it, was overstated by a factor of 3,000 for the Series A and 1,500 for the Series B against the terms presented as governing. Second, the potential dilution from the Series B was understated by a factor of 1,500 in the periods that applied the 300-into-one ratio, while the 2026 Form 10-K presents it at the original ratio, so that the same instrument appears on two inconsistent bases in different periods. Third, the 20.6 million potential common shares were presented on inconsistent bases across periods, which bears on diluted share counts, on the assessment of ownership and control, and on whether authorized common stock is sufficient to cover conversions. Fourth, because each report carried the prior presentation forward, the errors run through every annual and interim period from fiscal 2016 through fiscal 2026, and cannot be confined to the comparative periods that a revision would correct. Paragraph 3(h) states that the errors cannot be corrected prospectively or by revision and that the prior financial statements must be restated to the extent practicable. Paragraph 5 provides for restating fiscal 2025 and 2026, with a cumulative adjustment, and for correcting earlier periods by disclosure to the extent restatement is impracticable because predecessor auditors' workpapers may no longer be available. The statement that the certificate "proposes restating only the financial statements for fiscal 2025 and 2026" is therefore incomplete. The certificate's non-reliance conclusion covers every period from the quarter ended December 31, 2015 through the fiscal year ended June 30, 2026.

8. My supplemental statements, and the related-party disclosures

The Form 8-K's account of when my statements were delivered is not accurate. On October 26, 2026 I delivered my Supplemental Response with the Officer's Certificate. I delivered Supplemental Statement No. 1 to Company counsel on October 27, 2026; Statements Nos. 2 to 7 to the Company, Company counsel and Ira S. Saul, Esq. on October 28, 2026; and a correction and Statement No. 8 on October 29, 2026. Each was delivered with a written request that it be transmitted to the Company's independent registered public accounting firm. Transmittal of the statements delivered on October 27 and 28 was not confirmed to me, and on October 29, 2026 I furnished that firm with copies of all of them. Each was delivered as a signed PDF and has not been altered since delivery.

The statements identify the independent sources, including the Company's insurer, its bank, its transfer agent, the Florida Department of State and EDGAR, from which sufficient appropriate evidence, including direct confirmation from third parties, can be obtained to corroborate or refute my account. I identify the matters in them as conditions requiring evaluation, not as findings. I do not assert predication for any examination, and I draw no conclusion about any person's conduct.

Two of the related-party disclosures in Item 5.02 bear on those matters. The Form 8-K discloses Company-paid group health premiums of $21,836 for members of Mr. Lucky's family, without documented Board approval and not reported as his compensation. The Company's treatment was not consistent: its annual report for fiscal 2025 reported, for fiscal 2024, "All Other Compensation" to Mr. Lucky of $22,984, which it stated "includes company paid health insurance premiums," and reported none for fiscal 2025. As a condition of my joining the Company, and before I took office on April 27, 2026, I required that the group health plan be terminated. To the best of my knowledge, neither Mr. Lucky nor I required health insurance coverage under it; each of us is covered by Medicare. I approved payment of its final premium of $5,981.69, so that covered persons, including children, would not lose coverage without notice, and I instructed Mr. Lucky to terminate the plan. Mr. Lucky told me that, after that premium was paid, the plan was terminated. The Form 8-K now confirms that the plan "was terminated in April 2026." My Supplemental Statement No. 1 identified, by category, other persons covered by the same plan; the plan's total premiums and every category of covered person should be determined from the insurer's records. The Form 8-K also discloses a gain of $139,818 on the exchange of a related party's note for Series D Convertible Preferred Stock, which the Company is evaluating as a possible capital contribution. That is the same classification question that my Supplemental Statement No. 3 identifies for the Series D exchanges with two former directors. The Form 8-K identifies the holder of that note, Spicy Taco Consulting, LLC, as an entity owned by Mr. Lucky's brother. Mr. Lucky did not disclose that relationship to me while I was an officer. My Supplemental Statement No. 3, delivered on October 28, 2026, described Spicy Taco Consulting as the largest third-party holder of the Series D and asked what its relationship with the Company was; the Form 8-K, filed two days later, answers that question. Nor did Mr. Lucky disclose to me any relationship between Kevin Yates, the Company's former Chairman and Chief Executive Officer, and holders of the Series D. The Company's Form 10-K for fiscal 2013 states that Mr. Yates had served as President and Director of PocketMD. The Series D register carries lots in the names "Pocket MD," "Pocket MD1," "Pocket MD2" and "Don Schellpfeffer (Pocket MD)." The Company reports 35,000 shares of Series D as issued to those holders on September 21, 2026, while I was an officer, in exchange for four convertible notes; the 2026 Form 10-K, which I certified, reports that issuance and an expected gain of approximately $91,636 on the exchange. Mr. Lucky alone authorized the issuance, without my participation, and did not disclose to me any relationship between those holders and Mr. Yates. My Supplemental Statement No. 7 asked whether Pocket MD is related to Mr. Yates. The Form 8-K does not address the question.

9. Matters outside Item 5.02

Item 8.01 also describes my role in a proposed reverse stock split and in the Series G matters. Those statements are not part of the Company's Item 5.02 disclosure, and I do not address them in this letter, except to note that the Current Report filed September 11, 2026 and the 2026 Form 10-K were filed by the Company, and that Mr. Lucky and I each certified the 2026 Form 10-K, he as Chief Financial Officer and I as Chief Executive Officer. The 2026 Form 10-K states that "the Board approved" the reverse split on September 11, 2026; the Form 8-K now states that the proposal was presented on September 10, 2026 and that the written consent of that date was signed only by me. The Company should reconcile the two accounts from its minute book. I note also that the work on the proposed reverse split is what brought the earlier errors to light. Calculating its effect required applying the reverse splits of 2016, 2018 and 2022 to the Series A and Series B, and that showed that the Company's reports had multiplied their stated value by the split factors, with conversion ratios that differ from period to period, in reports certified by Mr. Lucky as Chief Financial Officer. That presentation was wrong on any view, even on the assumption that the Series A and Series B existed at all; it is the subject of Determination 3.

10. Records, preservation and reservation

I will return Company records in my possession, custody or control through Company counsel by November 9, 2026, within the ten business days that my Transition Directive provides, and I am preserving all documents and communications concerning the Company, including on personal accounts, in their original electronic form. I recognize that my statements are those of a former member of management, to be evaluated with professional skepticism and corroborated against independent evidence. The same applies to my own certification of the 2026 Form 10-K as Chief Executive Officer: to the extent my statements identify matters that affect that report, they bear on my certification as well. Each statement I have furnished is complete as written. This letter is not an admission of liability and is given without waiver of any right, including my rights to indemnification. Any communication with me should be directed through Company counsel. Nothing in this letter limits my right, or anyone's, to communicate with the Securities and Exchange Commission or any other governmental authority.

Very truly yours,

Paul R. Taylor

Date: November 1, 2026

Time: 10AM Eastern Time

cc:

Scott Linsky, Esq., Lucosky Brookman LLP, Company counsel

Encl.:

Exhibit A — Corrected letter of resignation, signed and delivered October 27, 2026 (2 pp.)

Paul R. Taylor
[Address on file]

October 26, 2026

CORRECTED LETTER — delivered October 27, 2026. This letter restates my letter of resignation delivered on October 26, 2026, correcting two errors of date described in my Notice of Correction of October 27, 2026. It does not change the time at which my resignation took effect.

By electronic mail

Board of Directors
Visium Technologies, Inc.
Attention: Mark B. Lucky, Director, Chief Financial Officer and Secretary
4094 Majestic Lane, Suite 360
Fairfax, Virginia 22033

Re: Resignation as Chairman of the Board, Chief Executive Officer and Director

Ladies and Gentlemen:

I hereby resign as Chairman of the Board of Directors, as Chief Executive Officer and as a director of Visium Technologies, Inc., a Florida corporation (the "Company"), and from every other office, committee membership and position that I hold with the Company or any of its subsidiaries, effective immediately upon delivery of this letter. My resignation is unconditional.

My resignation is because of a disagreement with the Company on matters relating to its operations, policies and practices, within the meaning of Item 5.02(a) of Form 8-K. The circumstances are as follows:

(a) On October 23, 2026, I delivered to the Company's Chief Financial Officer, who is also the Company's only other director, a proposed joint determination of the Chief Executive Officer and the Chief Financial Officer to the Company's independent registered public accounting firm, Fruci & Associates II, PLLC ("Fruci"), addressing the accounting matters then under evaluation, and on October 24, 2026, two addenda to it. The determinations concern (1) the $725,059 gain on extinguishment of debt recognized in the quarter ended September 30, 2024; (2) the validity of the Company's Series A and Series B Convertible Preferred Stock; (3) the effect of the Company's reverse stock splits on that stock and on reported potential dilution; (4) the dates of issuance of 540,000,000 shares of common stock reported in the Annual Report on Form 10-K for the fiscal year ended June 30, 2026; (5) related-party transactions; (6) the Series G Governing Preferred Stock; (7) the Series AA Convertible Preferred Stock; and (8) the interim review of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

(b) For purposes of the joint determination, the Chief Financial Officer was asked to state in writing, by 5:00 p.m., Eastern Time, on October 25, 2026, whether he concurred in each determination and, as to any determination in which he did not concur, his reasons. In my covering electronic mail of [October 24], 2026, I told him that I would be away until October 27, invited him to take his time in preparing his answers, and confirmed the meeting of the Board of Directors on October 28, 2026.

As of the delivery of my letter on October 26, 2026, he had provided no response and had not concurred in any determination.

(c) In the absence of a joint determination or action by the Board of Directors, on October 26, 2026, before the meeting of the Board of Directors called for October 28, 2026, I executed an Officer's Certificate concluding, as the officer authorized to do so, that the Company's previously issued audited financial statements for the fiscal years ended June 30, 2016 through June 30, 2026, and its unaudited interim financial statements for the quarters ended December 31, 2015 through March 31, 2026, should no longer be relied upon. The certificate has been delivered to Fruci. My resignation does not withdraw or modify that conclusion.

(d) I do not have access to the Company's EDGAR filing credentials, which are maintained by the Chief Financial Officer.

Under Item 4.02 of Form 8-K, the Company is required to report that conclusion within four business days after October 26, 2026, that is, on or before October 30, 2026. I request that the Company file that report on time; that it report my resignation under Item 5.02 of Form 8-K; that it file this letter as Exhibit 17.1; and that, as Item 5.02(a)(3) requires, it provide me with a copy of its disclosure concerning my resignation no later than the date on which it is filed, so that I may respond if I consider it necessary.

I will cooperate with the Company, Fruci and Company counsel, upon reasonable request, in connection with the Item 4.02 conclusion, the restatement and the related filings. I will arrange, through counsel, the return of any Company records and property in my possession.

I waive any right to the advancement of expenses by the Company, including under section 607.0853 of the Florida Business Corporation Act. Except for that waiver, nothing in this letter waives or limits any right I may have to indemnification under the Company's articles of incorporation or bylaws, the Florida Business Corporation Act or any agreement. Nothing in this letter limits my right to communicate with the Securities and Exchange Commission or any other governmental authority.

Please acknowledge receipt of this letter and confirm the date and time of its delivery.

Very truly yours,

Paul Taylor

cc: Scott Linsky, Esq., Lucosky Brookman LLP, Company counsel

Fruci & Associates II, PLLC (original letter of October 26, 2026); this corrected letter through Company counsel

ON FILE. SIGNED